UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SJW GROUP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784305104

(CUSIP Number)

c/o SJW Group
110 West Taylor Street
San Jose, CA 95110
408-279-7800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Robert A. Van Valer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,221,140
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,221,140
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,140
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on May 20, 2010 (the “Initial 13D”). Except as amended herein, the Initial 13D is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Initial 13D.

Item 1. Security and Issuer

This statement relates to the Common Stock (“Common Stock”) of SJW Group (“SJW”). The address of the principal executive office is:

SJW Group
374 West Santa Clara Street
San Jose, California 95113

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired beneficial ownership on May 10, 2010 of 2,137,868 shares of Common Stock held by the Trust as a result of the reporting person’s succession to sole trustee of the Trust following the passing of Roscoe Moss, Jr.

On October 11, 2005, the Trust was bifurcated into (i) the Nonexempt Trust created under the Roscoe Moss Jr. Revocable Trust dated March 24, 1982 (the “Nonexempt Trust”), and (ii) the Exempt Trust created under the Roscoe Moss Jr. Revocable Trust dated March 24, 1982 (the “Exempt Trust” and together with the Nonexempt Trust, the “Bypass Trusts”). The Nonexempt Trust holds 1,937,226 shares of Common Stock and the Exempt Trust holds 200,642 shares of Common Stock.

The reporting person holds also 79,412 shares individually which were purchased from his own funds and granted by the issuer for service on the Board of Directors of the issuer, and he has beneficial ownership of 3,860 shares of Common Stock underlying restricted stock units and deferred shares awarded for service on the Board of Directors of the issuer. The restricted stock units vest in full upon continuation of Board service through the day immediately preceding the date of the issuer’s 2018 annual stockholder meeting. The units will vest in full, and the underlying shares will become immediately issuable should the reporting person cease Board service by reason of death or permanent disability prior to such vesting date. The deferred shares are issued upon cessation of the reporting person’s Board service.

Item 5. Interest in Securities of the Issuer

(a) The reporting person beneficially owns 2,221,140 shares as trustee of the Bypass Trusts, and beneficially owns 83,272 shares individually (an aggregate of 10.8% of the outstanding shares of SJW based on the issuer’s most recently available filing with the Commission).

(b) The reporting person has sole power to vote and dispose of the shares.

(c) The reporting person acquired beneficial ownership of 2,137,868 shares of Common Stock as a result of the reporting person’s succession to sole trustee of the Trust following the passing of Roscoe Moss, Jr. The Trust was subsequently bifurcated into the Bypass Trusts.

(d) Each of the Bypass Trusts has the right to receive dividends from, and proceeds from the sale of, the shares of the Common Stock that were beneficially owned by Mr. Moss. Mr. Moss’ spouse and Mr. and Mrs. Moss’ heirs are the beneficiaries of the Bypass Trusts.

(e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 14, 2018, SJW and Connecticut Water Service, Inc., a Connecticut corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Connecticut Water Service, Inc. will become a wholly-owned subsidiary of SJW (the “Merger”).

Concurrently with the execution and delivery of the Merger Agreement, the reporting person entered into two Voting and Support Agreements (the “Voting Agreements”), one in his individual capacity and one in his capacity as trustee of the Bypass Trusts, with SJW pursuant to which the reporting person shall cause the shares of Common Stock owned by him and held in the Trusts to be voted (i) in favor of the Share Issuance (as defined in the Merger Agreement); (ii) in favor of the SJW Charter Amendment (as defined in the Merger Agreement); (iii) in favor of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes to approve the Share Issuance or the SJW Charter Amendment; (iv) in favor of any other matter considered at any such meeting of the SJW stockholders that SJW’s board of directors has (A) determined is necessary or desirable for the consummation of the Merger, (B) disclosed in the Joint Proxy Statement (as defined in the Merger Agreement) or other written materials distributed to all SJW stockholders and (C) recommended that the SJW stockholders approve or adopt; (v) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of SJW in the Merger Agreement; (vi) against any SJW Takeover Proposal (as defined in the Merger Agreement); and (vii) against any agreement (including, without limitation, any amendment of any agreement), amendment of the SJW Charter (other than the SJW Charter Amendment) or SJW Bylaws (other than as contemplated by Exhibit A of the Merger Agreement) or other action that would delay, postpone or discourage the consummation of the Merger. Furthermore, any such vote shall be cast (or consent shall be given) by the reporting person in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, which are incorporated by reference as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Voting and Support Agreement, dated as of March 14, 2018, by and between SJW Group, a Delaware corporation, and Robert A. Van Valer (incorporated by reference to Exhibit 10.3 to the issuer’s current report on Form 8-K, filed with the SEC on March 15, 2018).

99.2	Voting and Support Agreement, dated as of March 14, 2018, by and between SJW Group, a Delaware corporation, and Robert A. Van Valer, in his capacity as trustee of the Nonexempt Trust created under the Roscoe Moss Jr. Revocable Trust dated March 24, 1982, and the Exempt Trust created under the Roscoe Moss Jr. Revocable Trust dated March 24, 1982 (incorporated by reference to Exhibit 10.2 to the issuer’s current report on Form 8-K, filed with the SEC on March 15, 2018).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	/s/ Robert A. Van Valer
Robert A. Van Valer

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